

Mail Stop 3030

March 12, 2010

<u>Via Facsimile and U.S. Mail</u>

Scott Hildebrandt
Vice President and
Chief Financial Officer
Planar Systems, Inc.
1195 NW Compton Dr.
Beaverton, Oregon 97006

> **Re: Planar Systems, Inc.**
> **Form 10-K for the year ended September 25, 2009**
>   **Filed December 1, 2009**
> **File No. 0-23018**

Dear Mr. Hildebrandt:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 25, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Critical Accounting Policies and Estimates, page 20

– Revenue Recognition, page 20

1.   We note your disclosure here that you provide price protection under "certain conditions" and within "limited" time periods. Please tell us and expand your disclosures in future filings to provide additional details regarding the conditions under which you grant price protection and the time periods over which you provide the price protection.

Sales, page 25

2.   We note that your sales in all segments decreased as a result of macroeconomic difficulties and the weakness in the economy. Please revise future filings to provide a more detailed discussion of the material changes in your sales that provides users with information relevant to an assessment of your financial condition and results of operations. In this regard, we note your disclosure within your Commercial segment regarding decreases in volumes and average selling prices. In accordance with Item 303(A)(3)(iii) of Regulation S-K, please revise the discussion of sales in future filings to quantify the impact of prices and volume on your sales.

Item 8. Financial Statements and Supplementary Data, page 33

Note 11 – Income Taxes, page 53

3.   We note from the rate reconciliation table on page 54 that "foreign income distributions" impacted your effective tax rate in 2009. Please tell us and revise future filings to clarify the nature of these foreign income distributions. In this regard, please clarify the relationship, if any, between the foreign income distributions described here and your disclosure on page 56 that undistributed earnings from non-U.S. operations are intended to be reinvested indefinitely outside of the United States.

Note 15 – 401(K) and Pension Plan, page 64

4.   We note the employees of your foreign subsidiary participate in a defined benefit pension plan. Please tell us and revise future filings as appropriate to explain how you account for these defined benefit pension plans. Provide the disclosures required by section 715-20-50 and 715-30-50 of the FASB Accounting Standards Codification, or otherwise tell us why you believe such disclosures are not required.

Note 16 – Gain on Sale of Assets, page 64

5.   We note that in the first quarter of 2009 you sold the assets associated with your digital signage software business and recognized a gain of $5.5 million. Please provide us with your detailed analysis underlying your conclusion that the sale of these assets did not constitute the disposal of a component of the Company as defined by Topic 205 of the FASB Accounting Standards Codification.

Item 9A. Disclosure Controls and Procedures, page 67

Management's Report on Internal Control Over Financial Reporting, page 67

6.   We note that you have not included the disclosure set forth in Item 308T(a)(4) of Regulation S-K. In connection with your management's report on internal control over financial reporting to be included in your next Form 10-K, please include a statement regarding your auditors attestation on your internal controls over financial reporting. Please refer to Item 308(a)(4) of Regulation S-K.

Form 10-Q for the quarter ended December 25, 2009

Note 8 – Business Segments, page 9

7.   We note that as a result of organization changes you eliminated your business segment structure and are now reporting one reportable segment. Please address the following:

- Explain to us in detail the organizational changes you implemented.
- We note the continued disclosure on your website of your four business units (Industrial, Commercial, Control Room and Signage and Home Theater). Explain how you have considered these business units in concluding that you have just one reportable segment in accordance with Topic 280 of the FASB Accounting Standards Codification.
- Explain to us how you evaluated your four current markets (Custom and Embedded, Video Wall, Information Technology and High-end Home to determine whether they met the criteria for an operating segment outlined in paragraph 280-10-50-1 of the FASB Accounting Standards Codification.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief